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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chalice Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10920 Via Frontera, Suite 520
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Gregg **800-353-6981**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davie Kaplan, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 First Federal Plaza	Rochester	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Keith Gregg__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Chalice Capital Partners, LLC__ , as

of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

__CEO__

Title



Notary Public

ARTUR SARKISYAN
Commission # 2146023
Notary Public - California
San Diego County
My Comm. Expires Mar 12, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Chalice Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chalice Capital Partners, LLC as of December 31, 2019, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Chalice Capital Partners, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chalice Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Davie Kaplan, CPA, P.C.

We have served as Chalice Capital Partners, LLC's auditor since 2019.

Rochester, New York

February 27, 2020

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

CHALICE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	704,132
Accounts receivable		280,522
Prepaid expenses		45,277
Total current assets		1,029,931
RESTRICTED CASH		86,140
	$	1,116,071

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	641,245
Accrued expenses		21,425
Due to related party		79,556
Deferred revenue		700
Total current liabilities		742,926
MEMBERS' EQUITY		373,145
	$	1,116,071

The accompanying notes are an integral part of these financial statements.

CHALICE CAPITAL PARTNERS, LLC

1. ORGANIZATION

Chalice Capital Partners, LLC (the "Company") is a broker-dealer that was formed under the laws of New York State effective October 16, 2016 and registered with the Financial Industry Regulatory Authority ("FINRA"), and the Securities and Exchange Commission ("SEC") since January 18, 2018. The Company provides retail investment and investment banking services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash at financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash - The Company is required to maintain balance of $50,000 in an account with RBC Correspondent Services ("RBC") and $25,000 in an account with Raymond James & Associates, Inc. ("RJ") its clearing broker-dealers, as part of their agreements to use RBC and RJ's clearing services.

Accounts Receivable - Accounts receivable at December 31, 2019 consists of amounts outstanding from investment banking fees and commissions per the registered representative and shared services contract further discussed in Note 3 and Note 4. Based on historical experience, management believes that these amounts are fully collectible and has elected not to record an allowance for doubtful accounts as of December 31, 2019.

Revenue Recognition - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles (GAAP) and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

Commissions and fees earned on mutual funds, annuity, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade basis and recognized in revenue on the trade date. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are funded. Contractually, the Company earns trailing commissions on certain trail eligible assets ("trail commissions"). Trail commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer.

CHALICE CAPITAL PARTNERS, LLC

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Revenue Recognition - The amount of the trail commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. Revenue recognized over time relating to trail commissions totaled $1,234,693. All other revenue was recognized by the Company at a point in time on a trade date basis.

Income Taxes - The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; accordingly, no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members' individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

The major taxing jurisdictions applicable to the Company's business affairs, for which returns have been filed, remain open and available for audit for the years 2016 through 2019.

Advertising - Advertising costs are expensed as incurred and totaled $36,396 for the year ended December 31, 2019.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

New accounting pronouncements - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases, except for leases with a lease term of 12 months or less. Management has evaluated the impact of this new standard on its financial statements and determined that the Company does not have any leases that require recognition on the accompanying balance sheet as of December 31, 2019.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2020 and the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. **REGISTERED REPRESENTATIVE CONTRACTS**

The Company has entered into agreements with several individuals to act as registered representatives of the Company. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission under these agreements amount to $10,449,206 for the year ended December 31, 2019. These fees are included in expenses in the accompanying statement of income. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

CHALICE CAPITAL PARTNERS, LLC

4. **EQUITY**

As of December 31, 2019 the Company had 1,176,471 membership units with a par value of $.001 per unit issued and outstanding. Chalice Wealth Partners, LLC ("CWP") was the sole owner of the Company until March 26, 2018 when 176,471 membership units ("restricted units") were issued to an executive of the Company, representing a 15% interest, under a restricted unit agreement ("the agreement"). CCP has certain repurchase rights, as defined in the agreement, through the first anniversary of the executive's employment with CWP. At the anniversary date, the restricted units are deemed to be vested, and the repurchase rights, as defined in the agreement cease. At the choice of the executive, between the third anniversary and the fifth anniversary of their start date, the restricted units can be exchanged for common units of CWP based on a calculation defined in the agreement.

5. **RELATED PARTY TRANSACTIONS**

The Company is party to a shared services agreement with multiple companies that are related through common ownership. Certain expenses, as defined by the shared services agreement, are paid for by CWP. At the end of each month, any expenses paid for by CWP that are directly attributable to a specific company are allocated 100% to that Company. The remaining expenses covered under the shared services agreement are pooled and allocated to each of the related companies based on each company's pro-rata portion of total revenue for the month.

The Company currently owes $71,196 to CWP and $8,360 to Chalice Wealth Advisors ("CWA") for shared expenses. The amount due is non-interest bearing and has no formal repayment terms. Full payment is expected to be made within the next year.

On August 31, 2018, the Company was engaged to act as agent in the offering of convertible promissory notes by Steel Bending Spirits, LLC ("Steel Bending"), a party related through common ownership. The Company will receive a 2% management fee for the first $2,500,000 raised from the date of the agreement. Additionally, upon Steel Bending closing the offering, the Company will be owed a one-time fee of $25,000 to cover costs incurred by agent for due diligence, marketing, and placement costs. The Company recognized $30,000 of revenue under this arrangement in the year ended December 31, 2019. The other $45,000 has been recognized in proceeding years.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $200,995 which was $151,428 in excess of its required capital of $49,567. The Company's aggregate indebtedness to net capital ratio was 3.69 to 1 at December 31, 2019.

CHALICE CAPITAL PARTNERS, LLC

7.   **NET CAPITAL REQUIREMENTS** *(Continued)*

The Company's unaudited computation of excess net capital of $151,428 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2019, was in agreement with the amount determined in the above paragraph.

8.   **SUBSEQUENT EVENT**

On December 19, 2019, an unrelated party agreed to terms with the member of the Company to purchase 85% of the ownership interest of the Company. The purchase is pending FINRA's approval, as of December 31, 2019.

* * * * * * * * * *